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                                                           OMB APPROVAL
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  FORM 3                                          OMB Number           3235-0104
  ------                                          Expires:    September 30, 1998
                                                  Estimated average burden
                                                  hours per response ....... 0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person

   WESTERGARD, ALLEN R.
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  (Last)               (First)                 (Middle)

   1520 E. Pima Street
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                  (Street)

   Phoenix               Arizona                85034
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   (City)               (State)                 (Zip)
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2. Date of Event Requiring Statement (Month/Day/Year)

   October 13, 1997
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   SkyMall, Inc.; SKYM
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ]   Director                        [ ]   10% Owner
   [X]   Officer (give title below)      [ ]   Other (specify below)

         Chief Financial Officer
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6. If Amendment, Date of Original (Month/Year)


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             Table I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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                                      3. Ownership Form:
1. Title of  2. Amount of Securities     Direct (D) or   4. Nature of Indirect
   Security     Beneficially Owned       Indirect (I)       Beneficial Ownership
   (Instr. 4)   (Instr. 4)               (Instr. 5)         (Instr.5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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              Table II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
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
                                      3. Title and Amount                       5. Owner-
                                         of Securities Underlying                  ship
                                         Derivative Security                       Form of
              2. Date Exercisable        (Instr. 4)                                Derivative
                 and Expiration Date  -------------------------    4. Conver-      Security:
                 (Month/Day/Year)                     Amount          sion or      Direct      6. Nature of
1. Title of    ---------------------                  or              Exercise     (D) or         Indirect
   Derivative    Date        Expira-                  Number          Price of     Indirect       Beneficial
   Security      Exer-       tion                     of              Derivative   (I)            Ownership
   (Instr. 4)    cisable     Date         Title       Shares          Security     (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------
Options to       (1)         (1)        Common Stock  100,000         (1)           D
Purchase
Common Stock
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
Explanation of Responses:

(1) Options to purchase 100,000 shares of Common Stock from the Company pursuant to the 1994 Stock Option Plan at a purchase price of $4.69 per share. Options are exercisable with respect to (i) 33,333 shares after August 2, 1998, (ii) an additional 33,333 shares after September 2, 1999, and (iii) the remaining 33,334 shares after September 2, 2000; and all options expire September 2, 2007 in accordance with the Option Agreement.



     /s/ Allen R. Westergard                                 October 22, 1997
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   **Signature of Reporting Person                                 Date
         Allen R. Westergard

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.